SO 4/5/04

K9 4/5

SECURITIES AND EXCHANGE COMMISSION

04017724

RECEIVED MAR 2 9 2004 SEC MAIL PROCESSING SECTION 158 WASH., D.C.

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41457 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Sullivan Avenue
(No. and Street)

South Windsor CT 06074
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haggett, Longobardi & Company, LLC
(Name – *if individual, state last, first, middle name*)

115 Glastonbury Blvd., Glastonbury, CT 06033
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mark F. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haggett, Longobardi & Company, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LORI-ANN GUMINIAK
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Butler & Company, Inc.

## Financial Statements

## December 31, 2003

# BUTLER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

---

## CONTENTS

HAGGETT,
LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Butler & Company, Inc.

We have audited the accompanying statements of financial condition of Butler & Company, Inc. as of December 31, 2003 and 2002, and the related statements of loss, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler & Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 1, 2004

Haggett Longobardi & Company LLC

# BUTLER & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

## ASSETS

| | 2003 | 2002 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $13,709 | $22,658 |
| Marketable securities | 99,311 | 94,482 |
| | 113,020 | 117,140 |
| **Property and equipment, at cost** | | |
| Vehicles | 58,939 | 58,939 |
| Office equipment | 10,890 | 10,890 |
| | 69,829 | 69,829 |
| Less accumulated depreciation | (32,706) | (21,519) |
| | 37,123 | 48,310 |
| | $150,143 | $165,450 |

## LIABILITIES AND EQUITY

| | 2003 | 2002 |
|---|---|---|
| **Current liabilities** | | |
| Accrued expenses | $ - | $4,000 |
| Income taxes | 300 | 250 |
| | 300 | 4,250 |
| **Long-term liabilities** | | |
| Stockholder loan | 33,401 | 40,341 |
| **Equity** | | |
| Common stock, no par value; 1,000 shares authorized, 764 shares issued and outstanding | 764 | 764 |
| Paid-In capital | 117,143 | 117,143 |
| Retained earnings (deficit) | (1,465) | 2,952 |
| | 116,442 | 120,859 |
| | $150,143 | $165,450 |

The accompanying accounting policies and notes are
an integral part of the financial statements.

# BUTLER & COMPANY, INC.

STATEMENTS OF LOSS

For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Revenue** | | |
| Net investment gain (loss) | $6,261 | $(15,668) |
| Interest and dividends | 2,043 | 3,693 |
| Commissions | 1,672 | 5,318 |
| Other income | - | 4,556 |
| | 9,976 | (2,101) |
| **Expenses** | | |
| Depreciation | 11,187 | 9,983 |
| Bank charges | 1,628 | 867 |
| Office | 495 | - |
| Commissions | 427 | 1,052 |
| Margin interest expense | 156 | 210 |
| Insurance | 150 | 370 |
| Fees and dues | 50 | 4,653 |
| Professional fees | - | 4,488 |
| Utilities and telephone | - | 930 |
| | 14,093 | 22,553 |
| Loss before taxes | (4,117) | (24,654) |
| Income taxes | (300) | (56) |
| Net loss | $(4,417) | $(24,710) |

The accompanying accounting policies and notes are
an integral part of the financial statements.

# BUTLER & COMPANY, INC.

STATEMENTS OF CHANGES IN RETAINED EARNINGS (DEFICIT)

For the Years Ended December 31, 2003 and 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Equity |
|---|---|---|---|---|
| Balance, January 1, 2002 | 764 | $117,143 | $27,662 | $145,569 |
| Net loss | - | - | (24,710) | (24,710) |
| Balance, December 31, 2002 | 764 | 117,143 | 2,952 | 120,859 |
| Net loss | - | - | (4,417) | (4,417) |
| Balance, December 31, 2003 | 764 | $117,143 | $(1,465) | $(116,442) |

The accompanying accounting policies and notes are an integral part of the financial statements.

**BUTLER & COMPANY, INC.**

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $(4,417) | $(24,710) |
| Adjustment to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation | 11,187 | 9,983 |
| (Increase) decrease in: | | |
| Marketable securities | (4,829) | 19,705 |
| Increase (decrease) in: | | |
| Accrued expenses | (4,000) | 4,000 |
| Accrued income taxes | 50 | - |
| Net cash provided by (used in) operating activities | (2,009) | 8,978 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | - | (15,806) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Net increase (decrease) in stockholder loan | (6,940) | 3,361 |
| Net decrease in cash | (8,949) | (3,467) |
| Cash and cash equivalents, beginning of year | 22,658 | 26,125 |
| Cash and cash equivalents, end of year | $13,709 | $22,658 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for income taxes | $250 | $56 |

The accompanying accounting policies and notes are an integral part of the financial statements.

## BUTLER & COMPANY, INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

---

**Nature of Operations**

Butler & Company, Inc. (the Company) is a NASD member broker-dealer and SEC registered investment advisor. The Company, through its registered representatives, offers and sells mutual funds and publicly traded securities.

**Basis of Accounting**

The Company utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally one to three business days after trade date for securities sold to customers.

**Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2003 and 2002, cash equivalents were $2,527 and $4,570, respectively.

**Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

**Net Capital Requirements**

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

**Reserve Requirements**

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

## Marketable Securities

The Company classifies its marketable equity securities as "Trading Securities." These securities are carried in the financial statements at fair value.

## Property and Equipment - Depreciation

Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

| Asset | Estimated Lives |
|---|---|
| Office equipment | 5 - 7 years |
| Vehicles | 5 years |

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

## BUTLER & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

---

**(1) Net Capital Requirements**

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the Securities and Exchange Commission. The rule prohibits a broker-dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, under those terms as defined by the Securities and Exchange Commission. A broker-dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of December 31, 2003 and 2002, the net capital was $47,047 and $42,549, respectively. This represents an excess of $42,047 and $37,549 over required minimum net capital of $5,000 for National Association of Securities Dealers, Inc. as of December 31, 2003 and 2002, respectively.

**(2) Liabilities Subordinated to Claims of General Creditors**

There are no borrowings under subordination agreements at December 31, 2003 and 2002.

**(3) Income Taxes**

It is the policy of the Company to report income substantially on the same basis for tax and financial reporting purposes. Income taxes incurred for the years ended December 31, 2003 and 2002 were $300 and $250, respectively.

**(4) Stockholder Loan**

| | 2003 | 2002 |
|---|---|---|
| Demand note payable to stockholder. There is no stated interest rate or repayment term. | $33,401 | $40,341 |

**(5) Related Party Transactions**

The shareholder of the Company is also the sole shareholder of a related corporation. Certain operating costs of the Company are paid by the related corporation. The Company by agreement with the related corporation is not required to repay any of the amounts paid on its behalf.

HAGGETT, LONGOBARDI & COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Butler & Company, Inc.

We have audited the accompanying financial statements of Butler & Company, Inc. as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated April 5, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haggett Longobardi & Company LLC

March 1, 2004

Schedule 1

# BUTLER & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **NET CAPITAL** | | |
| Total equity | $116,442 | $120,859 |
| Deduct equity not allowable for net capital | (69,395) | (78,310) |
| Total equity qualified for net capital | $47,047 | $42,549 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required for broker | $5,000 | $5,000 |
| Excess net capital | $42,047 | $37,549 |
| Net capital requirement | $5,000 | $5,000 |
| Net capital deficiency | None | None |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (included in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002) | | |
| Net capital, as reported in Company's Part IIA (Unaudited) focus reports | $64,537 | $93,650 |
| Audit adjustment | (17,490) | (51,101) |
| Net capital per above | $47,047 | $42,549 |

HAGGETT, LONGOBARDI & COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

To the Board of Directors of
Butler & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Butler & Company, Inc. (the Company), for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 1, 2004